Seward & Kissel llp ONE BATTERY PARK PLAZA NEW YORK, NEW YORK 10004

TELEPHONE: (212) 574-1200 FACSIMILE: (212) 480-8421 WWW.SEWKIS.COM	901 K STREET, NW WASHINGTON, D.C. 20001 TELEPHONE: (202) 737-8833 FACSIMILE: (202) 737-5184

April 10, 2017

VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: J. Nolan McWilliams
Re:	DryShips Inc. Registration Statement on Form F-3 (File No. 333-216826)
Dear Mr. McWilliams:
This letter is submitted on behalf of DryShips Inc. (the "Company") in response to the comments of the staff of the Division of Corporation Finance (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") with respect to the Company's Registration Statement on Form F-3 (File No. 333-216826) (the "Registration Statement") filed on March 20, 2017, as set forth in your letter dated April 4, 2017 (the "Comment Letter").
The Company has today filed via EDGAR its Pre-Effective Amendment No. 1 (the "Amended Registration Statement"), which responds to the Staff's comments contained in the Comment Letter. The Amended Registration Statement also includes certain updates related to the passage of time.
Capitalized terms used in this letter that are not otherwise defined herein have the meanings ascribed to them in the Amended Registration Statement. The following numbered paragraphs correspond to the numbered paragraphs in the Comment Letter. For your convenience, each response is prefaced by the exact text of the Staff's corresponding comment in bold text. We will also supplementally provide the Staff with a redline showing changes made from the Registration Statement. Page numbers referenced are to the Amended Registration Statement.
General
1.
Please provide your analysis why you believe you satisfy General Instruction I.A.3 of the eligibility requirements for the use of Form F-3 in light of your disclosure on pages 112 and F-25 of your Form 20-F for the fiscal year ended December 31, 2016 that you "have not made principal repayments and interest payments" on your only commercial credit facility.

U.S. Securities and Exchange Commission
April 10, 2017

General Instruction I.A.3.b.i of Form F-3 provides that a registrant may use Form F-3 if neither the registrant nor any of its consolidated or unconsolidated subsidiaries have, since the end of the last fiscal year for which certified financial statements of the registrant and its consolidated subsidiaries were included in a report filed pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, defaulted on any installment or installments on indebtedness for borrowed money, which defaults in the aggregate are material to the financial position of the registrant and its consolidated and unconsolidated subsidiaries, taken as a whole.  Accordingly, the appropriate determination date is the materiality of defaults for borrowed money taking place after December 31, 2016.

The Company believes it is compliant with General Instruction I.A.3.b.i of Form F-3 because: (i) the Company initially suspended payments under its loan facility, dated March 19, 2012 (the "Commercial Facility"), in March 2016, and has since filed an annual report on Form 20-F, including audited consolidated financial statements, for the year ended December 31, 2016, and (ii) the payment installments that have not been made under the Commercial Facility since December 31, 2016 are not material.

i. Payment installments prior to December 31, 2016

By way of background, in March 2016, Amathus Owning Company Limited, the Company's subsidiary that is the relevant borrower, suspended principal and interest payments under the Commercial Facility.  The payment defaults were subjected to the Company's audit, causing obligations of approximately $14.9 million under the Commercial Facility to be classified as a current liability, which was all disclosed in the Company's annual report on Form 20-F for the year ended December 31, 2016. As disclosed on pg. F-47 of the Company's annual report:

"As of December 31, 2016, the Company was in breach of certain financial covenants regarding its secured credit facility dated March 19, 2012 and has not made principal repayments and interest payments under this agreement. However, the Company is in settlement discussions with the related commercial lender, while all other commercial credit facilities had been either settled or refinanced as discussed above. As a result of this non-compliance and in accordance with guidance related to the classification of obligations that are callable by the creditor, the Company has classified the respective bank loan amounting to $14,935, as current liability, at December 31, 2016."

Accordingly, payment defaults prior to December 31, 2016 are not relevant to the analysis under General Instruction I.A.3.b.i, and the appropriate determination is whether any defaults on installments of borrowed money after December 31, 2016 are material.

ii. Payment installments subsequent to December 31, 2016

The Company believes that the missed payments under the Commercial Facility since the date of the financial statements, which was December 31, 2016, are not material.  Subsequent to December 31, 2016, the Company has not made principal and interest payments of approximately $450,000 in aggregate under the Commercial Facility.  As of March 31, 2017, the Company had cash and cash equivalents of $397,833,382 plus available borrowing capacity of $35,299,332 under its $200.0 million senior secured credit facility with Sifnos Shareholders Inc, for total liquidity of $433,132,714. The Company believes that the aggregate non-payments of approximately $450,000 since December 31, 2016 are not material to the financial position of the Company and its consolidated and unconsolidated subsidiaries, taken as a whole, considering its total liquidity of $433,132,714 as of March 31, 2017.

U.S. Securities and Exchange Commission
April 10, 2017

Further, the Company believes that the missed payments are not material given the status of settlement discussions with the agent under the Commercial Facility.  The Company has conveyed to the agent that it is prepared to repay the full amount owed under the Commercial Facility, and the parties are in discussions to coordinate the mechanics of the payment and release of the relevant security.

For the foregoing reasons, the Company believes it remains eligible to use Form F-3.

2.
We note your discussion of the U.S. Federal income taxation of U.S. holders on page 149 of your Form 20-F for the fiscal year ended December 31, 2016 and your discussion of Marshall Islands tax considerations on page 154 of your Form 20-F for the fiscal year ended December 31, 2016. Please have counsel provide the required tax opinions and consents with your next amendment or tell us why you believe these tax consequences are not material to investors.

The Company advises the Staff that it has included the requested tax opinion under the section entitled "Tax Considerations" in the Amended Registration Statement beginning on page 38 and has also provided the relevant consents in Exhibit 8.1 thereto.
If you have any questions or comments concerning the enclosed, please feel free to telephone the undersigned at (212) 574-1223 or Andrei Sirabionian at (212) 574-1580.
Very Truly Yours, SEWARD & KISSEL LLP By: /s/ Gary J. Wolfe Gary J. Wolfe

cc          George Economou
              DryShips Inc.